UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 3)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
 Of the Securities Exchange Act of 1934

Professional Diversity Network, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share
(Title of Class of Securities)
74312Y202
(CUSIP Number of Class of Securities)

David Mecklenburger
Chief Financial Officer
801 W. Adams Street, Suite 600
Chicago, Illinois 60607
(312) 614-0950
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

with a copy to:
Kara L. MacCullough, Esq.
Laurie Green, Esq.
Greenberg Traurig, P.A.
401 East Las Olas Boulevard Suite 2000
Fort Lauderdale, FL 33301
(954) 765-0500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,000,000	$302.10

*	Estimated for purposes of calculating the filing fee only. The amount assumes the purchase of 312,500 shares of the outstanding common stock, par value $0.01 per share, of Professional Diversity Network, Inc. at a price of $9.60 per share in cash. The number of shares and price per share described in this offer to purchase reflect the effect of a 1-for-8 reverse stock split, which became effective on September 27, 2016.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $100.70 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $302.10 Form or Registration No.: 5-87999	Filing Party: Professional Diversity Network, Inc. Date Filed: September 28, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:           ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (the “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (as it may be further amended or supplemented from time to time, the “Schedule TO”) initially filed by Professional Diversity Network, Inc., a Delaware corporation (the “Company”), on September 28, 2016, and amended on October 11, 2016 and on October 27, 2016, pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to 312,500 shares of its common stock, par value $0.01 per share (the “Shares”), at a price of $9.60 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated September 28, 2016 (the “Offer to Purchase”), a copy of which is filed as Exhibit (a)(1)(A) to the Schedule TO, and the related Letter of Transmittal, a copy of which is filed as Exhibit (a)(1)(B) to the Schedule TO, which together, as they may be amended or supplemented from time to time, constitute the tender offer.

All information in the Offer to Purchase, including all attachments thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 3, except that such information is hereby amended and supplemented to the extent specifically provided for herein.  Capitalized terms used and not otherwise defined in this Amendment No. 3 shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 11.  Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“The Tender Offer expired at 10:00 a.m., New York City time, on November 7, 2016.  On November 8, 2016, the Company issued a press release announcing the final results of the Tender Offer, a copy of which is filed as Exhibit (a)(5)(C) to the Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(5)(C)	Press Release issued by the Company on November 8, 2016.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROFESSIONAL DIVERSITY NETWORK, INC.

By:	/s/ David Mecklenburger
Name:	David Mecklenburger
Title:	Chief Financial Officer
Date: November 8, 2016

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated September 28, 2016.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Summary Advertisement published on September 28, 2016.*
(a)(5)(A)	Press Release issued by the Company on September 28, 2016.*
(a)(5)(B)	Press Release issued by the Company on October 27, 2016.*
(a)(5)(C)	Press Release issued by the Company on November 8, 2016.
(d)(1)	Stock Purchase Agreement, dated August 12, 2016, by and between the Company and Cosmic Forward Limited (incorporated by reference to Exhibit 2.1 of the Company’s Form 8-K filed August 15, 2016).
(d)(2)
Professional Diversity Network, Inc. 2013 Equity Compensation Plan (incorporated herein by reference to Exhibit 10.15 of Amendment No. 12 to the registrant’s Registration Statement on Form S-1 (No. 333-181594) filed with the SEC on February 28, 2013).

(d)(3)	Restricted Stock Agreement, dated September 24, 2014, between the Company and Christopher Wesser (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K filed December 30, 2014).
(d)(4)	Restricted Stock Agreement, dated September 24, 2014, between the Company and Star Jones (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed December 30, 2014).
(d)(5)
Registration Rights and Lock-Up Agreement among the Company, Matthew B. Proman, Star Jones and Christopher Wesser, dated as of September 24, 2014 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 26, 2014).

(d)(6)
Confidential Separation Agreement and Mutual Release of All Claims, dated as of July 16, 2015, between the Company and Matthew B. Proman (incorporated by reference to Exhibit 10.1 of the Company’s Form 10-Q filed with the SEC on November 16, 2015).

* Previously filed